Results of November 11, 2004 shareholder meeting
 (Unaudited)

A special meeting of shareholders of the fund was held on November 11, 2004.

At the meeting, each of the nominees for Trustees was elected, as follows:

	     			Votes			Votes
				For			withheld
Jameson A. Baxter		74,783,919		15,685,530
Charles B. Curtis		74,819,539		15,649,910
Myra R. Drucker			74,722,852		15,746,597
Charles E. Haldeman, Jr.	74,777,277		15,692,172
John A. Hill			74,765,288		15,704,161
Ronald J. Jackson		74,825,309		15,644,140
Paul L. Joskow			74,791,278		15,678,171
Elizabeth T. Kennan		74,746,193		15,723,256
John H. Mullin, III		74,843,527		15,625,922
Robert E. Patterson		74,863,342		15,606,107
George Putnam, III		74,807,895		15,661,554
A.J.C. Smith			74,718,848		15,750,601
W. Thomas Stephens		74,829,917		15,639,532
Richard B. Worley		74,741,422		15,728,027




A proposal to amend the funds fundamental investment restriction with respect to borrowing to allow the fund the investment flexibility permitted by the Investment Company Act adjourned.*





A proposal to amend the funds fundamental investment restriction with respect to making loans to enhance the funds ability to participate in an interfund borrowing and lending program was adjourned.*



A proposal to amend the funds fundamental investment restriction with respect to diversification of investments to enhance the funds ability to invest in registered investment companies such as Putnam Prime Money Market Fund was adjourned.*


A proposal to amend the funds Agreement and Declaration of Trust to permit the fund to satisfy redemptions requests other than in cash was adjourned.*


* Due to the fact that sufficient votes in favor of this proposal were not received for as of November 11, 2004, the shareholder meeting with respect to this proposal has been adjourned until no later than January 10, 2005 to permit further solicitation in the Trustees discretion.



All tabulations are rounded to the nearest whole number.